Univenture, Inc. and Subsidiaries

Audited Consolidated Financial Statements

As of and for the Years Ended
March 31, 2021 and 2020

Rea & associates

www.reacpa.com

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Univenture, Inc. and Subsidiaries
Dublin, Ohio

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Univenture, Inc. and Subsidiaries (collectively, the "Company") which comprise the consolidated balance sheets as of March 31, 2021 and 2020, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the "financial statements").

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univenture, Inc. and Subsidiaries. as of March 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Rea & Associates, Inc.

Rea & Associates, Inc.
Dublin, Ohio
January 28, 2022

UNIVENTURE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2021 AND 2020

	2021	2020
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 961,234	$ 285,960
Accounts receivable, net	330,309	894,292
Inventories	1,246,488	1,173,359
Prepaid expenses and other current assets	115,463	25,445
Other receivables, employee retention credit	240,041	-
Total current assets	2,893,535	2,379,056
PROPERTY AND EQUIPMENT:		
Buildings and improvements	181,037	172,649
Vehicles	29,590	29,590
Furniture and fixtures	12,765	12,765
Office equipment	96,363	96,363
Machinery and equipment	6,496,759	6,469,979
Property and equipment, at cost	6,816,514	6,781,346
Less: accumulated depreciation	(5,694,781)	(5,376,222)
Property and equipment, net	1,121,733	1,405,124
OTHER ASSETS:		
Patents, net of accumulated amortization	86,809	111,991
Due from related party, noncurrent	230,800	230,800
Deferred income taxes	322,000	93,000
Deposits and other long-term assets	84,103	84,103
Total other assets	723,712	519,894
Total assets	$ 4,738,980	$ 4,304,074

The accompanying notes are an integral part of these consolidated financial statements.

UNIVENTURE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2021 AND 2020

	2021	2020
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Line of credit	$ 1,200,000	$ 1,000,000
Current portion of notes payable	237,341	253,764
Accounts payable - trade	336,610	622,028
Accrued expenses	318,061	357,440
Income tax payable	-	16,600
Refundable advance, paycheck protection program	321,532	-
Total current liabilities	2,413,544	2,249,832
LONG-TERM LIABILITIES:		
Notes payable, net of current portion	345,761	347,571
Facility lease payable	76,686	76,686
Accrued expenses, net of current portion	51,872	136,878
Total long-term liabilities	474,319	561,135
Total liabilities	2,887,863	2,810,967
SHAREHOLDERS' EQUITY:		
Preferred stock, par value $0.01, 10,000 shares authorized, zero shares outstanding at March 31, 2021 and 2020	-	-
Common stock, par value $0.01, 10,000,000 shares authorized at March 31, 2021 and 2020; 5,334,959 shares issued and 5,155,659 shares outstanding at March 31, 2021 and 2020	51,557	51,557
Additional paid-in capital	222,487	222,487
Retained earnings	1,688,139	1,330,129
Accumulated other comprehensive income (loss)	(109,273)	(109,273)
Less: treasury stock, at cost, 179,300 shares at March 31, 2021 and 2020	(1,793)	(1,793)
Total shareholders' equity	1,851,117	1,493,107
Total liabilities and shareholders' equity	$ 4,738,980	$ 4,304,074

The accompanying notes are an integral part of these consolidated financial statements.

UNIVENTURE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

	2021	2020
NET SALES	$ 6,634,177	$ 10,359,397
OPERATING COSTS:		
Cost of goods manufactured	4,147,738	6,302,458
Salaries, wages, and payroll taxes	1,866,902	2,025,262
Selling, general, and administrative expenses	1,244,576	1,483,131
Depreciation and amortization	343,740	380,569
Total operating costs	7,602,956	10,191,420
Operating income (loss)	(968,779)	167,977
OTHER INCOME (EXPENSE):		
Grant income, paycheck protection program	938,232	-
Other income, employee retention credit	240,041	-
Other expense	(1,573)	(4,215)
Gain (loss) on sale or disposal of property and equipment	-	(7,394)
Interest expense, net	(95,511)	(93,843)
Total other income (expense)	1,081,189	(105,452)
Income before provision for income taxes	112,410	62,525
INCOME TAX (EXPENSE) BENEFIT	245,600	(20,232)
Net income	358,010	42,293
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	-	2,025
Comprehensive income	$ 358,010	$ 44,318

The accompanying notes are an integral part of these consolidated financial statements.

UNIVENTURE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK	TOTAL
BALANCE AS OF MARCH 31, 2019	$ 51,557	$ 222,487	$ 1,287,836	$ (111,298)	$ (1,793)	$ 1,448,789
Net income	-	-	42,293	-	-	42,293
Foreign currency translation adjustment	-	-	-	2,025	-	2,025
BALANCE AS OF MARCH 31, 2020	51,557	222,487	1,330,129	(109,273)	(1,793)	1,493,107
Net income	-	-	358,010	-	-	358,010
Foreign currency translation adjustment	-	-	-	-	-	-
BALANCE AS OF MARCH 31, 2021	$ 51,557	$ 222,487	$ 1,688,139	$ (109,273)	$ (1,793)	$ 1,851,117

The accompanying notes are an integral part of these consolidated financial statements.

UNIVENTURE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 358,010	$ 42,293
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	343,740	380,569
Bad debt expense	1,842	12,710
(Gain) loss on sale or disposal of property and equipment	-	7,394
Deferred income taxes	(229,000)	11,232
(Increase) decrease in operating assets:		
Accounts receivable	562,141	(92,202)
Inventories	(73,129)	(21,663)
Prepaid expenses and other current assets	(90,018)	105,537
Other receivables, employee retention credit	(240,041)	-
Increase (decrease) in operating liabilities:		
Accounts payable	(285,418)	(40,772)
Accrued expenses	(124,385)	(167,081)
Income taxes payable	(16,600)	16,000
Refundable advance, paycheck protection program	321,532	-
Total adjustments	170,664	211,724
Net cash provided by operating activities	528,674	254,017
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for the purchase of property and equipment	(35,167)	(82,389)
Patent cost expenditures	-	(21,654)
Net cash used in investing activities	(35,167)	(104,043)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on long-term debt	(193,233)	(342,251)
Borrowings on long-term debt	175,000	200,000
Net receipts on bank revolving credit facility	200,000	81,000
Net cash provided by (used in) financing activities	181,767	(61,251)
Net increase in cash and cash equivalents	675,274	88,723
CASH AND CASH EQUIVALENTS, beginning of the year	285,960	197,237
CASH AND CASH EQUIVALENTS, end of the year	$ 961,234	$ 285,960
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Cash paid during the year for interest	$ 95,511	$ 93,843

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Univenture, Inc. and its wholly owned subsidiaries, Unikeep, LLC, and Areser, Inc. (collectively "Univenture" or the "Company") is a closely held Delaware corporation. Univenture was founded in 1988 with the objective of creating platform technologies and products that are better, faster, cheaper, or differentiated. The Company invents and manufactures products from its distinct brands: Unikeep, Safety Sleeve, Envypak, and Cardnoter selling to industry customers, businesses and consumers. The Company curtailed operations at Univenture of Ireland, Ltd. during the year end March 31, 2012.

Principles of Consolidation

The consolidated financial statements include all the accounts of Univenture. All inter-company accounts have been eliminated in consolidation.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at current exchange rates in effect at the balance sheet dates, and revenues and expenses are translated at the average monthly exchange rate. The difference resulting from such translations, as compared to the equity of subsidiaries which is translated at historical rates, is included in foreign currency translation adjustment, a component of other comprehensive income or loss.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment according to terms of sale agreed upon with the customer. Accounts receivable are stated at the amount billed to the customer. Interest is not normally charged on customer receivables. The Company engages in business with companies globally.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. The allowance is determined based on customer risk assessments and historical write-off experience. Account balances are charged against the allowance when it is probable the receivable will not be recovered.

Inventories

Inventories are valued at the lower of cost or net realizable value, utilizing the first-in, first-out (FIFO) method.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of New Accounting Standard

In May 2014, the FASB issued guidance (Accounting Standards Codification [ASC] 606, *Revenue from Contracts with Customers*) which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing GAAP revenue recognition guidance. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity's contracts with customers ASC 606 was effective for annual reporting periods beginning after December 15, 2019, and therefore, the Company adopted ASC 606 with a date of the initial application of April 1, 2020.

To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps:

- Identify the contract(s) with a customer,
- Identify the performance obligations in the contract,
- Determine the transaction price,
- Allocate the transaction price to the performance obligations in the contract
- Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company applied ASC 606 using the modified retrospective method of adoption, which was applied to all contracts for which the Company's performance obligations were not completed as of March 31, 2020. The adoption of the revenue standard had no material impact on the Company's financial statements as it did not require a change in revenue recognition and there was no adjustment to the opening balance of shareholders' equity as of April 1, 2020. Therefore, the information has not been adjusted and continues to be reported under existing revenue guidance.

As part of the adoption of ASC 606, the Company elected to use the following transition practical expedients:

- Accounting for shipping and handling activities that occur after control of the related goods transfer as fulfillment activities
- Excluding sales taxes and other similar taxes from the transaction price

Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation, which are computed using the straight-line method over the estimated useful lives of the related assets. These assets are depreciated over the following useful lives:

Machinery and equipment	3-15 years
Office equipment	5 years
Furniture and fixtures	10 years
Vehicles	5 years

Major additions are capitalized and depreciated; maintenance and repairs which do not improve or extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation or amortization are removed from the accounts, and any gain or loss is included in income.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company reviews the recoverability of property and equipment when circumstances indicate the carrying amount of the asset may not be recoverable. This evaluation is based on undiscounted cash flow projections. The carrying amount is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value.

Patent Costs
Costs of patents developed are amortized on a straight-line basis over their estimated useful lives ranging from 5 to 15 years. The Company reviews the recoverability of patents when circumstances indicate the carrying amount of the asset may not be recoverable. This evaluation is based on undiscounted cash flow projections. The carrying amount is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value.

Income Taxes
The Company is taxed under Subchapter C of the Internal Revenue Code. Accordingly, income taxes are provided for the tax effects of transactions reported in the corresponding consolidating financial statements, and may consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted statutory tax rates. A valuation allowance is recorded against deferred tax assets if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Generally accepted accounting principles require the Company to evaluate the level of uncertainty related to whether tax positions taken will be sustained upon examination. Any positions taken that do not meet the more-likely-than-not threshold must be quantified and recorded as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of comprehensive income. The Company believes that none of the tax positions taken would materially impact the financial statements and no such liabilities have been recorded.

Facility Lease Payable
The Company closed its distribution facility in Ireland during the year ended March 31, 2012. The Company has a non-cancelable lease with a third party for this facility through December 2022. As a result of closure, the Company had accrued all future contractual rents as of March 31, 2012. During the year ended March 31, 2020, the Company entered into a sublease agreement which relieved a portion of the liability.

Stock-Based Compensation
The Company records compensation expense in the consolidated statement of comprehensive income beginning on the date the Company grants the awards to employees. The Company records compensation expense for a share-based payment award based on the fair value of the awards that the Company expects to vest. Compensation expense is recognized over the vesting period. Compensation cost is measured by the difference between the fair value of stock at the date of grant and the price, if any, to be paid by the employee and is recognized as expense over the vesting period.

The Company continues to apply the intrinsic value-based method of accounting for all options granted prior to April 1, 2006. For all options granted, modified, repurchased, or cancelled after March 31, 2006, the Company applies the fair value method of accounting. The effect of switching from the intrinsic method to the fair value method was not material to the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition
Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Revenue is recognized at a point in time, which is when the performance obligation of shipping the products to the customers has been satisfied. The Company's principal terms of sale are FOB Shipping Point (the Company transfers control and records revenue for product sales upon shipment to the customer). Reserves for estimated sales returns and allowances are recorded in the same period as the related revenues. Certain incentives are offered to customers based on quantity. These incentives are accrued at the time of sale and are recorded as a reduction of revenue.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of goods sold.

The payment terms and conditions in customer contracts are due 30 days from transfer of control.

The Company does not have any significant financing components as payment is received at or shortly after the point of sale.

Freight Out Costs
Freight out costs are expensed to cost of goods manufactured as incurred and amounted to $234,098 and $262,728 for the years ended March 31, 2021 and 2020, respectively.

Advertising Costs
The Company expenses advertising costs as incurred. Advertising expenses were $62,483 and $129,629 for the years ended March 31, 2021 and 2020, respectively.

Research and Development Costs
Research and development costs are expensed to selling, general, and administrative expense as incurred and amounted to $196,750 and $91,714 during the years ended March 31, 2021 and 2020, respectively.

Recently Issued but Not Yet Effective Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*, which may change the Company's balance sheet by adding lease-related assets and liabilities. This new standard is effective for the Company's annual reporting periods beginning after December 15, 2021. Management has not yet determined whether this new standard will have a material effect on its financial statements.

Related Parties
Related parties exist when an entity has the ability to significantly influence the management or operating policies of another entity. Related parties would also include the Company's shareholders and management.

Subsequent Events
The Company has evaluated subsequent events through January 28, 2022, the date on which the financial statements were available to be issued.

NOTE 2: RISKS AND UNCERTAINTIES

Uninsured Risk – Cash Deposits
The Company maintains its cash and cash equivalents balances in a single financial institution located in central Ohio. Deposits in interest-bearing and non-interest bearing accounts are collectively insured by the Federal Deposit Insurance Corporation ("FDIC") up to a coverage limit of $250,000 at each FDIC-insured depository institution. As a result, the Company may have balances that exceed the insured limit.

Commitments and Contingencies
The Company becomes involved from time-to-time in litigation arising out of its normal business activities. In the opinion of management, the Company's liability, if any, under any pending litigation would not have a material adverse effect on the Company's financial condition or result or operations.

Pandemic
In March 2020, the World Health Organization recognized the outbreak of COVID-19 disease as a pandemic. Governments worldwide have taken actions to prevent the spread of the outbreak, including event cancellations and quarantines that have created widespread adverse impacts to the global economy as well as business interruptions. Given the dynamic nature of these circumstances and the duration of business disruption, the financial impact on the Company cannot be reasonably estimated at this time.

NOTE 3: INVENTORIES

Inventories consisted of the following as of March 31:

	2021	2020
Raw materials	$ 605,223	$ 554,308
Work in process	10,870	10,553
Finished goods	630,395	608,498
Inventories	$ 1,246,488	$ 1,173,359

NOTE 4: PATENT COSTS

Patent costs consisted of the following as of March 31:

	2021	2020
Cost – beginning of year	$ 648,575	$ 626,921
Additions	-	21,654
Cost – end of year	648,575	648,575
Accumulated amortization – beginning of year	536,584	513,808
Add amortization expense	25,182	22,776
Accumulated amortization – end of year	561,766	536,584
Net book value	$ 86,809	$ 111,991

The following is a schedule of future amortization expense:

Years Ended March 31	Amount
2022	$ 13,151
2023	13,151
2024	13,151
2025	13,151
2026	13,151
Thereafter	21,054
Total	$ 86,809

NOTE 5: LINE OF CREDIT

The Company has a lending agreement with Heartland Bank, which provides for a revolving line of credit with a maximum availability of $1,200,000 as of March 31, 2021. The balance on the line of credit was $1,200,000 and $1,000,000 as of March 31, 2021 and 2020, respectively. As of March 31, 2021, the line of credit bears interest at the bank's variable Prime rate (4.99% as of March 31, 2021). The agreement contains borrowing base restrictions that limit the availability of credit to 50% of qualified inventory and 70% of qualified accounts receivable. The agreement is collateralized by all assets of the Company and the Company is required to maintain certain financial covenants under this debt agreement. As of March 31, 2021, the Company was in compliance with these provisions.

Subsequent to March 31, 2021, the Company entered into an SBA note payable through Heartland Bank in the amount of $830,000, which refinanced a portion of $1,200,000 line of credit balance. The first three loan payments of $9,000 were covered by SBA. The Company also entered into a new SBA line of credit agreement with the same bank for the remaining $370,000 and the previous line of credit was closed. The SBA line of credit allows the Company to borrow up to $470,000.

NOTE 6: NOTES PAYABLE

Notes payable consisted of the following as of March 31:

	2021	2020
Note payable to Heartland Bank due in monthly installments of $19,213, which includes principal and interest at 5.75% through November 8, 2022. The note is collateralized by all assets of Univenture.	$ 408,102	$ 551,335
Note payable to a related party by common ownership. The balances were due on demand and paid in full during the year ended March 31, 2021.	-	50,000
Short term note payable to a third party corporation due in full on or before February 10, 2022.	25,000	-
Note payable under the Emergency Injury Disaster Loan ("EIDL") program made available under the CARES Act. The loan requires interest only payments for the first twelve months calculated at a fixed rate of 3.75% and principal and interest payments thereafter until maturity. The loan matures in September 2050.	150,000	-
Total	583,102	601,335
Less: current portion	(237,341)	(253,764)
Long-term portion	$ 345,761	$ 347,571

Future principal payments are as follows for each year through maturity and in the aggregate as of March 31, 2021:

Year Ending March 31,	Amount
2022	$ 237,341
2023	195,761
2024	2,762
2025	3,306
2026	3,432
Thereafter	140,500
Total	$ 583,102

NOTE 7: COMMON STOCK

The Company has entered into stock repurchase agreements with certain shareholders under which the shareholders have the right to demand that Univenture repurchase up to 525,000 shares of common stock at cost plus a 15% cumulative annual non-compounded preference in the event of a qualifying equity sale by either Univenture or the officer/majority shareholder, as defined in the agreements.

NOTE 8: OPERATING LEASE OBLIGATIONS

Univenture leases its office, manufacturing and warehouse facilities and equipment under operating lease agreements that expire at various dates through 2030. The leases provide for annual rent increase. Rent expenses were $331,736 and $372,590 for the years ended March 31, 2021 and 2020, respectively, which have been recorded on a straight-line basis over the term of the lease. The future minimum lease payments include the payments associated with the distribution facility in Ireland. Rent expense paid to a related party by common ownership was $272,429 and $255,396 during the years ended March 31, 2021 and 2020, respectively.

The future minimum lease payments under these agreements for each year through expiration and in the aggregate as of March 31, 2021 are as follows:

Year Ending March 31,	Amount
2022	$ 370,848
2023	361,807
2024	313,773
2025	319,029
2026	272,285
Thereafter	1,264,825
Total	$ 2,902,567

NOTE 9: INCOME TAXES

The provision for income taxes consisted of the following as of March 31:

	2021	2020
Federal, state and local	$ 16,600	$ (9,000)
Deferred	229,000	(11,232)
Income tax (expense) benefit	$ 245,600	$ (20,232)

The effective tax rate differed from the statutory U.S. federal income tax rate primarily due to tax deductible intangible asset amortization.

As of March 31, 2021 and 2020, the Company's net deferred tax assets and liabilities are principally related to accrued expenses, allowance for doubtful accounts, inventory valuation and the excess of tax depreciation over book depreciation.

The statute of limitations for the tax years ended March 31, 2018, 2019 and 2020 are still open. The Company does not anticipate events could occur within the next 12 months that would have an impact on the amount of unrecognized tax benefits. None of the unrecognized tax benefits relate to items that are affected by expiring statutes of limitation within the next 12 months.

NOTE 10: EMPLOYEE BENEFIT PLANS

Univenture maintains a simplified employee pension plan (the "Plan") covering all domestic employees meeting the service requirements defined in the Plan. The Plan is a tax-advantaged defined contribution retirement plan. Under the Plan's provisions, Univenture can make discretionary matching contributions up to a maximum of 4% of the employee's annual compensation.

Univenture maintains a defined contribution 401(k) savings plan (the "401(k) Plan"). Substantially all full-time domestic employees who have attained 18 years of age and completed one year of service are eligible to participate in the 401(k) Plan. Participants may elect to contribute up to 20% of their compensation to the 401(k) Plan. Univenture may make discretionary contributions and participants vest in these contributions based on a graded vesting schedule. Participants are 100% vested at the end of the sixth year of participation. Univenture discontinued its 401(k) match effective July 1, 2009. Univenture did not make discretionary contributions to these plans for the years ended March 31, 2021 and 2020.

NOTE 11: GOVERNMENT ASSISTANCE

Paycheck Protection Program

In April 2020, the Company entered into a note payable agreement with a bank under the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act of 2020 (“CARES Act”). The unsecured note had a principal amount of $675,100 and was set to mature in April 2022. The original terms of the note required monthly payments of principal and accrued interest calculated at a fixed rate of 1% beginning in November 2020. The Company used the loan proceeds for allowable payroll and other costs to qualify for loan forgiveness as specified in the CARES Act. Management elected to apply ASC 958-605 to the funds received as part of the PPP program as it had high confidence that the Company is an eligible recipient and meets conditions for forgiveness of the loan. Forgivable expenses incurred and recognized as grant revenue under the program were $675,100 for the year ended March 31, 2021. The note payable was forgiven in November 2020.

The Economic Aid to Hard-Hit Small Businesses, Nonprofits and Venues Act (the "Economic Aid Act") was signed into law on December 27, 2020. The Economic Aid Act provided a second draw PPP loan to borrowers who have used the full amount of the first PPP loan. In January 2021, the Company entered into a second note payable agreement with a bank under the PPP. The unsecured note had a principal amount of $584,664. Forgivable expenses incurred and recognized as grant revenue under the program were $263,132 for the year ended March 31, 2021, resulting in a refundable advances liability balance of $321,532 as of March 31, 2021. The note payable was forgiven in August 2021.

Employee Retention Credit

The Company has chosen to receive Employee Retention Credit (“ERC”) government assistance, hereinafter referred to as the ERC. The Company determined it was eligible for an ERC of $240,041 as of March 31, 2021. This credit resulted in the recording of other receivables and other income for this amount as of and for the year ended March 31, 2021.

NOTE 12: RELATED PARTY TRANSACTIONS

On June 12, 2009, the Company incorporated its algae division as a separate wholly owned C-corporation subsidiary referred to as Biosortia Pharmaceuticals, Inc. ("BP"; formerly known as Algaeventure Systems, Inc.). Effective October 1, 2009, the Company spun off BP to the shareholders of Univenture, Inc., based on their percentage ownership of Univenture, Inc.

On March 11, 2011, BP issued 220,417 shares of common stock to the Company for total cash proceeds of approximately $950,000. The Company made additional investments in BP during 2012 and 2014 totaling approximately $1,400,000. In 2015, the Company recorded a $1,900,000 impairment charge on the investment. The Company accounts for their investment in BP under the cost method, since the Company does not have significant influence over BP's operating and financial policies. The Univenture ownership interest in BP is less than 20%. This investment is periodically reviewed for impairment.

On November 26, 2012, the Company issued a note receivable of $186,505 to BP. On August 31, 2017, the Company and BP entered into an agreement to convert this note receivable and accrued interest into a convertible note of $230,800. Interest accrues on a non-compounding basis at the rate of 16% per annum. The note is not expected to be paid in the next fiscal year and, accordingly, is classified as a long-term asset.

The Company entered into a note payable agreement to a related party by common owner (see Note 6). The note was paid in full during the year ended March 31, 2021.

The Company entered into lease agreements with two companies owned by the majority shareholder for rental of its two facilities. The rent expense and future minimum lease payments are included in the amounts disclosed in Note 8.